January 10, 2002





Securities and Exchange Commission
Washington DC  20549

Dear Sir or Madam:

On behalf of Roswell Bowers, who is a Director of Immucor, Inc. (the "Company"), we are transmitting the Statement of Changes in Beneficial Ownership on Form 4 with respect to the Company's Common Stock.

Sincerely,

/s/ Edward L. Gallup

Edward L. Gallup
President

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A
                  Statement of Changes in Beneficial Ownership

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940


___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.   Name and Address of Reporting Person

         Roswell Bowers
         1789 Beach Avenue
         Atlantic Beach, FL 32233-5838

2.   Issuer Name and Ticker or Trading Symbol

         Immucor, Inc./BLUD

3.   IRS or Social Security Number of Reporting Person (Voluntary)

         ###-##-####

4.   Statement for Month/Year

         12/01

5.   If Amendment, Date of Original (Month/Year)

         12/01

6.   Relationship of Reporting Person to Issuer (check all applicable)

         X        Director
                  Officer (give title below)
                  10% Owner
                  Other (specify below)



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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         NA

2.   Transaction Date (Month/Day/Year)

         NA

3.   Transaction Code (Instr. 8)

         NA

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Amount               (A) or (D)            Price

         NA

5.   Amount of Securities        6.  Ownership Form:     7.  Nature of Indirect
     Beneficially Owned at            Direct (D) or         Beneficial Ownership
     End of Month                     Indirect (I)             (Instr. 4)
     (Instr. 3 and 4)                  (Instr. 4)

     5,000 (as previously reported)        D

TABLE II - Derivative  Securities  Acquired, Disposed of, or Beneficially  Owned
          (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)

         Stock Option - Right to buy

2.   Conversion or Exercise Price of Derivative Security

         $7.50

3.   Transaction Date (Month/Day/Year)

         12/18/01

4.   Transaction Code (Instr. 8)

         T


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5.   Number of Derivative  Securities Acquired (A) or Disposed of (D) (Instr. 3,
     4 and 5)

         Options as previously reported     0
         (A)                        (D)
         10,000                     NA

6.   Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable           Expiration Date
         12/18/03                           12/18/11

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title              Amount or Number of Shares
         12/18/03                    10,000

8.   Price of Derivative Security (Instr. 5)

                  NA

9.   Number of Derivative  Securities  Beneficially Owned at End of Year (Instr.
     4)

         0        (as previously reported)
         15,000    derivative securities acquired
         --------
         10,000   Total owned at end of year

10.  Ownership Form of Derivative  Security:  Direct (D) or Indirect (I) (Instr.
     4)

         D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:


Stock options are exercisable 50% on 12/18/03, and 25% on 12/18/04 and 12/18/05.


/s/ Roswell Bowers, by Steven C. Ramsey as Power of Attorney
-------------------------------------------------------------
Signature of Reporting Person

1/10/02
Date